Exhibit (h)(4)

EXPENSE LIMITATION AGREEMENT

PIMCO Equity Series

840 Newport Center Drive

Newport Beach, California 92660

March 30, 2010

Pacific Investment Management Company LLC

840 Newport Center Drive

Newport Beach, California 92660

Dear Sirs:

This Agreement dated March 30, 2010 is between PIMCO Equity Series (the “Trust”) and Pacific Investment Management Company LLC (“PIMCO”). This will confirm the agreement between the Trust and PIMCO as follows:

1. The Trust is an open-end investment company which currently has one investment portfolio, which may offer multiple Classes of shares. This Agreement shall pertain to each Class of the current investment portfolio and to each Class of additional investment portfolios established in the future that are set forth in Schedule A, as amended from time to time (each an “Expense Limited Fund”).

2. Pursuant to an Investment Advisory Contract dated March 30, 2010 (“Investment Advisory Contract”), between the Trust and PIMCO, the Trust has retained PIMCO to provide investment advisory services to each Expense Limited Fund. Pursuant to the Investment Advisory Contract, each Expense Limited Fund pays to PIMCO a monthly advisory fee at an annual rate set forth in Exhibit A to the Investment Advisory Contract (the “Advisory Fee”). PIMCO and the Trust may enter into a Fee Limitation Agreement (the “Fee Limitation Agreement”) pursuant to which PIMCO agrees to waive a portion of the Advisory Fee payable with respect to an Expense Limited Fund under the Investment Advisory Contract.

3. Pursuant to the Supervision and Administration Agreement dated March 30, 2010 (the “Supervision and Administration Agreement”) between the Trust and PIMCO, the Trust has retained PIMCO to provide or procure supervisory, administrative and other services to each Expense Limited Fund. Pursuant to the Supervision and Administration Agreement, each Expense Limited Fund pays to PIMCO a monthly supervisory and administrative fee at annual rates with respect to one or more Classes of shares of each Expense Limited Fund set forth in Schedules to the Supervision and Administration Agreement (the “Supervisory and Administrative Fee”).

4. Each Class of each Expense Limited Fund shall be subject to a limit on the payment of organizational expenses attributable to that Class of the Expense Limited Fund and/or payment of that Class’s pro rata share of the Trust’s Trustees’ fees (the “Organizational and Trustee Fee Expenses”) in any year of 0.49 basis points (the “Organizational and Trustee Fee Expense Limit”).

5. To the extent that the Organizational and Trustee Fee Expenses attributable to a Class of an Expense Limited Fund in any fiscal year exceed the Organizational and Trustee Fee Expense Limit for that Class, that portion of such expenses that cause the Organizational and Trustee Fee Expenses for that Class to exceed the Organizational and Trustee Fee Expense Limit (the “Excess Amount”) shall be waived, reduced or, if previously paid, reimbursed by PIMCO as provided in Paragraph 6.

6. Each month the Organizational and Trustee Fee Expenses for each Class of each Expense Limited Fund shall be annualized as of the last day of the month. If the annualized Organizational and Trustee Fee Expenses of a Class of an Expense Limited Fund for any month exceed the Organizational and Trustee Fee Expense Limit of such Class, PIMCO shall waive or reduce its Supervisory and Administrative Fee for such month, or reimburse the Expense Limited Fund, by an amount sufficient to reduce the Class’s annualized Organizational and Trustee Fee Expenses below the Organizational and Trustee Fee Expense Limit for that month.

7. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the Supervisory and Administrative Fees waived or reduced with respect to the previous fiscal year shall equal the Excess Amount.

8. If in any month during which the Investment Advisory Contract or Supervision and Administration Agreement is in effect, the estimated annualized Organizational and Trustee Fee Expenses of any Class of an Expense Limited Fund for that month are less than the Organizational and Trustee Fee Expense Limit, PIMCO shall be entitled to reimbursement by such Expense Limited Fund of any portion of the Supervisory and Administrative Fee and/or Advisory Fee waived, reduced or reimbursed pursuant to this Agreement or any Fee Limitation Agreement (the “Reimbursement Amount”) during the previous thirty-six months, provided that such amount paid to PIMCO will not: 1) together with any Organizational and Trustee Fee Expenses under this Agreement, exceed 0.0049% of the Class of the applicable Expense Limited Fund’s average net assets; 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO. For the avoidance of doubt, any Reimbursement Amount attributable to Supervisory and Administrative Fees that were waived, reduced or reimbursed under this Agreement will be paid in full prior to any Reimbursement Amount attributable to Advisory Fees or Supervisory and Administrative Fees under other Fee Limitation Agreements.

9. This Agreement shall become effective on March 30, 2010, shall have an initial term with respect to each Expense Limited Fund as provided in Schedule A, and shall apply for each 12 month period thereafter so long as it is in effect. Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Trust at the above address of the termination of this Agreement, which notice shall be received by the Trust at least thirty (30) days prior to the end of the then-current term. In addition, this Agreement shall terminate upon termination of the Investment Advisory Contract or Supervision and Administration Agreement, each with respect to an Expense Limited Fund, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to PIMCO at its principal place of business.

10. Nothing herein contained shall be deemed to require the Trust or the Expense Limited Funds to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Expense Limited Funds.

11. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee and/or Supervisory and Administrative Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Contract, Supervision and Administration Agreement or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Advisory Contract, Supervision and Administration Agreement or the 1940 Act.

12. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

13. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to each Expense Limited Fund, individually and not jointly.

14. This Agreement constitutes the entire agreement between the Trust on behalf of the Expense Limited Funds and PIMCO with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Trust and PIMCO.

If the foregoing correctly sets forth the agreement between the Trust and PIMCO, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

PIMCO EQUITY SERIES

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	Vice President

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Brent R. Harris
Name:	Brent R. Harris
Title:	Managing Director

Schedule A

Dated: March 30, 2010

Expense Limited Fund	End of Initial Term
PIMCO EqS Pathfinder Fund	October 31, 2011

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